AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

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                         Citizens First Financial Corp.
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                                (Name of Issuer)
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                          Common Stock $ .01 Par Value
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                         (Title of Class of Securities)
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                                   174623-10-8
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                                 (CUSIP Number)

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                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
                                December 13, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP NO.  174623-10-8                                        Page 2 of 5 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    TIDAL INSURANCE LIMITED
                    66-0420778
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*             (a)|_|
                                                                        (b) x

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3          SEC USE ONLY

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4          SOURCE OF FUNDS*
                      Not Applicable
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5          CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
           TO |_| ITEMS 2(d) OR 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH WEST INDIES
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    NUMBER OF       7        SOLE VOTING POWER

      SHARES                  2,700 Common
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   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                         NONE
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       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                 2,700 Common
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------------------- -------- --------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                           NONE
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,700 Common
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*    x

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
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14         TYPE OF REPORTING PERSON

                    IC, CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on August 7, 1996, to report ownership of shares of the Common Stock, $.01 par value (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 301 Broadway, Normal, Illinois 61761, is hereby amended.


Item 2. Identity and Background

         There are no changes with respect to this Item.


Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This report is being filed subsequent to the sale of 20,000 shares of the Common Stock by Investors of America, Limited Partnership ("Investors"). Investors is the controlling shareholder of Tidal Insurance Limited ("Tidal"), as previously reported in Item 2 of Schedule 13D.

Item 4. Purpose of Transaction

         The shares of Common Stock covered by this statement are being held for investment purposes. Tidal has the following plans with respect to the Common
Stock:

         (a) As previously described in Item 2 above, Mr. and Mrs. James F. Dierberg control Tidal and Investors. Investors beneficially owns approximately 8.505% of the Common Stock as reported in its separately filed Amendment No. 1 to Schedule 13D. Investors holds the Common Stock for investment purposes. Tidal disclaims beneficial ownership of the Common Stock owned by Investors.

         Tidal intends to continually assess the market for the Common Stock. Tidal or an affiliate may purchase or dispose of additional shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals may be required.

         (b-j)  None.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Tidal is based upon 2,026,355 shares outstanding at November 30, 1999, as indicated by Citizens in response to our telephone inquiry. As of the close of business on December 21, 1999, Tidal beneficially owned 2,700 or 0.133% of such number of shares of Common Stock. Subsequent to the filing of the statement on
Schedule 13D by the reporting person on August 7, 1996, 23,000 shares of the Common Stock have been sold by Tidal.

         (b) Tidal beneficially owns 2,700 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) No transactions in the shares of Common Stock were effected by Tidal during the past sixty days. All shares have been purchased or sold through a broker-dealer.

          (d-e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
           with Respect to Securities of the Issuer

         There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          TIDAL INSURANCE LIMITED



                                            By:/s/James F. Dierberg
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                                                  James F. Dierberg, President
Date: December 22, 1999